August 1, 2024

Bingyi Zhao
Chief Financial Officer
U Power Limited
18/F, Building 3, Science and Technology Industrial Park
Yijiang District, Wuhu City, Anhui Province
People   s Republic of China, 241003

       Re: U Power Limited
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Filed May 15, 2024
           File No. 001-41679
Dear Bingyi Zhao:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing